SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46609J106

(CUSIP Number)

David N. Brooks

Fortress Investment Group LLC

1345 Avenue of the Americas, 46th Floor

New York, NY 10105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Drawbridge Special Opportunities Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Drawbridge Special Opportunities Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Drawbridge Special Opportunities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON FIG LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Fortress Principal Investment Holdings IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON FIG Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Fortress Investment Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON DBFLF CFTWE Holdings L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON DBFLF CFTWE GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON SPB Hospitality LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON SPB Titan Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

CUSIP No. 46609J106

1.	NAME OF REPORTING PERSON Titan Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,405,716
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,405,716
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,405,716*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

Beneficial ownership of Issuer Common Stock (as defined herein) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of Issuer Common Stock as a result of certain provisions contained in the Voting Agreements (as defined herein). Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any Issuer Common Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock is based on (i) 3,405,716 shares of Issuer Common Stock beneficially owned by Supporting Shareholders (as defined herein) as of July 2, 2021, and (ii) 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement (as defined herein)). As further described in Item 5 of this Schedule 13D, the calculation of 22.6% beneficial ownership of outstanding Issuer Common Stock excludes shares of Issuer Common Stock that may be acquired by certain of the Supporting Shareholders in the event that any such Supporting Shareholder (1) exercises certain Issuer Options (as defined herein) or (2) elects to exchange the Class B Units (as defined herein), and the Issuer chooses to issue Issuer Common Stock (rather than pay cash) to effect such exchange.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of J. Alexander’s Holdings, Inc., a Tennessee corporation (the “Issuer”). The principal executive office of the Issuer is located at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, TN 37202.

Item 2. Identity and Background

(a)

(i) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership (“DBSO”), may be deemed to have shared voting and investment power with respect to (and therefore beneficially own) Issuer Common Stock by virtue of its majority ownership of CFTWE GP and CFTWE Holdings (as defined below) and its resulting indirect majority ownership of SPB Hospitality and Merger Sub (as defined below).

(ii) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company (“DBSO Advisors”), is the investment advisor to DBSO.

(iii) Drawbridge Special Opportunities GP LLC, a Delaware limited liability company (“DBSO GP”), is the general partner of DBSO.

(iv) FIG LLC, a Delaware limited liability company (“FIG LLC”), is the parent of DBSO Advisors and the parent of the advisors to the holders of the minority ownership in CFTWE Holdings that is not owned by DBSO (and the corresponding indirect minority ownership in CFTWE GP).

(v) Fortress Principal Investment Holdings IV LLC (“FPI IV”), a Delaware limited liability company, is the managing member of DBSO GP.

(vi) Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the sole owner of FIG LLC and FPI IV.

(vii) FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(viii) Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.

(ix) DBFLF CFTWE Holdings L.P., a Delaware limited partnership (“CFTWE Holdings”), is the sole owner of SPB Hospitality (as defined below).

(x) DBFLF CFTWE GP LLC, a Delaware limited liability company (“CFTWE GP”), is the general partner of CFTWE Holdings.

(xi) SPB Hospitality LLC, a Delaware limited liability company (“SPB Hospitality”), is the sole owner of Titan Holdings (as defined below) and a party to the Voting Agreements (as described in Item 4 herein).

(xii) SPB Titan Holdings, LLC, a Delaware limited liability company (“Titan Holdings”), is the sole owner of Merger Sub (as defined below).

(xiii) Titan Merger Sub, Inc., a Tennessee corporation (“Merger Sub”), is a party to the Voting Agreements (as described in Item 4 herein).

DBSO, DBSO Advisors, DBSO GP, FIG LLC, FPI IV, FOE I, FIG Corp., Fortress, CFTWE Holdings, CFTWE GP, SPB Hospitality, Titan Holdings and Merger Sub are collectively referred to herein as the “Reporting Persons.”

(b)

(i) The address of DBSO, DBSO Advisors, DBSO GP, FIG LLC, FPI IV, FOE I, FIG Corp., Fortress, CFTWE Holdings and CFTWE GP is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(ii) The address of SPB Hospitality, Titan Holdings and Merger Sub is 19219 Katy Freeway, Suite 500, Houston, Texas 77094.

(c) Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and, in the case of Covered Persons who are not Reporting Persons, the present principal occupation, of each of the Covered Persons. The principal business of DBSO, DBSO Advisors, DBSO GP, FIG LLC, FPI IV, FOE I, FIG Corp., Fortress, CFTWE Holdings and CFTWE GP is making securities, real estate and other asset-based investments. The principal business of SPB Hospitality is owning, operating and franchising restaurants and restaurant brands. Merger Sub was formed on June 28, 2021, solely in connection with the proposed Merger (as defined below) and has conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging of the equity financing and any debt financing in connection with the Merger. Titan Holdings was formed on June 28, 2021, solely to serve as a holding company for Merger Sub in connection with the Merger.

(d) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, in connection with the execution of the Agreement and Plan of Merger, dated as of July 2, 2021 (the “Merger Agreement”), by and among the Issuer, SPB Hospitality and Merger Sub, certain shareholders of the Issuer entered into voting agreements with SPB Hospitality and Merger Sub (collectively, the “Voting Agreements”) pursuant to which, among other things and subject to the terms and conditions therein, each such shareholder agreed to vote their respective shares of Issuer Common Stock in favor of the Merger. In connection with the Merger Agreement, on July 2, 2021, SPB Hospitality entered into an equity commitment letter (the “Equity Commitment Letter”) with DBSO to fund the transaction. Subject to the terms and conditions of the Equity Commitment Letter, DBSO has committed to purchase, or cause to be purchased, equity interests of SPB Hospitality for the purpose of providing, and to the extent necessary to provide, sufficient cash to allow SPB Hospitality to pay the aggregate Merger Consideration and other amounts pursuant to, and in accordance with, the Merger Agreement and to pay the related expenses of SPB Hospitality and Merger Sub that are incurred in connection with the transactions contemplated by the Merger Agreement. The shares of Issuer Common Stock to which this Schedule 13D relates have not been purchased by SPB Hospitality or Merger Sub, and thus no funds have been used for such purpose and at this time no cash has been provided or been determined to be required to be provided pursuant to the Equity Commitment Letter. Other than the consideration to be paid by SPB Hospitality pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, neither SPB Hospitality nor Merger Sub has paid any funds or other consideration in connection with the execution and delivery of the Voting Agreements. See Item 4 below for a description of the Voting Agreements and the Merger Agreement which description is incorporated herein by reference.

Item 4. Purpose of Transaction

The purpose of the Merger Agreement and the Merger is to acquire control of, and the entire equity interest in, the Issuer. Following the Merger, the Issuer Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Act will be terminated.

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”) effective as of the effective time of the Merger (the “Effective Time”). As a result of the Merger, Merger Sub will cease to exist, and the Issuer will survive as an indirect, wholly-owned subsidiary of SPB Hospitality.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each share of Issuer Common Stock will be converted into the right to receive an amount in cash equal to $14.00, without interest (the “Merger Consideration”).

The Merger Agreement provides that each option to purchase Issuer Common Stock granted under the Issuer’s Amended and Restated 2015 Equity Incentive Plan (the “Issuer Stock Incentive Plan”) outstanding immediately prior to the Effective Time (each, an “Issuer Option”), whether or not vested and exercisable, will become fully vested and converted into the right to receive an amount in cash equal to the product of (1) the excess of per share Merger Consideration over the exercise price per share of such Issuer Option and (2) the number of shares of Issuer Common Stock subject to such Issuer Option, less any applicable taxes. Any Issuer Options outstanding with exercise prices in excess of the per share Merger Consideration will be cancelled.

Each performance share award (each, an “Issuer Performance Share Award”) and restricted share award (each, an “Issuer Restricted Share Award”) granted under the Issuer Stock Incentive Plan outstanding immediately prior to the Effective Time will become fully vested and converted into the right to receive an amount in cash equal to the product of (1) the number of shares of Issuer Common Stock subject to the Issuer Performance Share Award or Issuer Restricted Share Award, as applicable, and (2) the Merger Consideration, less any applicable taxes. Each Class B Unit of J. Alexander’s Holdings, LLC (the “Operating Company”) (each, a “Class B Unit”) outstanding immediately prior to the Effective Time shall become fully vested, and each Class B Unit will be exchanged for Issuer Common Stock in accordance with the Operating Company’s Second Amended and Restated Limited Liability Company Agreement and the Merger Agreement and entitle each holder of Class B Units to receive cash equal to the per share Merger Consideration multiplied by the number of shares of Issuer Common Stock issued to such holder in such exchange. Each Class B Unit not eligible to be exchanged will be cancelled.

The Board of Directors of the Issuer (the “Board”) declared the Merger Agreement and the transactions contemplated thereby, including the Merger, to be advisable, fair to and in the best interests of the Issuer and its shareholders, adopted and approved the execution, delivery and performance of the Merger Agreement by the Issuer and the consummation of the transactions contemplated thereby, including the Merger, directed that the Merger Agreement be submitted to the Issuer’s shareholders for approval, and subject to the ability to withdraw its recommendation in accordance with the Merger Agreement, recommended that the shareholders approve the Merger Agreement.

No Solicitation; Fiduciary-Out

Upon the Issuer’s entry into the Merger Agreement, the Issuer became subject to exclusivity and “no shop” restrictions that restrict the Issuer’s ability to solicit proposals from, provide information to, and engage in discussions with, any third parties with respect to the acquisition of, or any similar transaction resulting in the acquisition of, the Issuer. Notwithstanding the foregoing restrictions, the no-shop restrictions are subject to a “fiduciary-out” provision that permits the Issuer to provide information to, and engage in discussions with, any third party regarding its acquisition proposal for the Issuer if:

•	the third party executes a confidentiality agreement;

•

the Board determines in good faith (after consultation with its financial advisor and outside counsel) (i) that the failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law and (ii) that such third party’s acquisition proposal is, or would reasonably be expected to result in, a superior proposal that would be more favorable to the Issuer’s shareholders from a financial point of view than the transaction with SPB Hospitality;

•	the Issuer provides prompt notice to SPB Hospitality of the above determinations by the Board and of its intent to engage in negotiations or discussions; and

•	the alternative acquisition proposal does not result from a breach of the “no-shop” restriction.

The Issuer must notify SPB Hospitality promptly of any alternative acquisition proposal received by the Issuer or its representatives from any third party. The Board may not withdraw its recommendation in favor of the transaction with SPB Hospitality, or approve or recommend any alternative acquisition proposal or agreement with any third party, unless the Board determines in good faith (after consultation with its financial advisor and outside counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable law, and, with respect to any third party’s alternative acquisition proposal, that such proposal is, or would reasonably be expected to result in, a superior proposal that would be more favorable to the Issuer’s shareholders from a financial point of view than the transaction with SPB Hospitality, after taking into account any revised offer made by SPB Hospitality pursuant to its customary “matching” rights.

If, in accordance with the foregoing, (i) the Issuer enters into an alternative acquisition agreement with respect to a superior proposal, prior to receipt of the Issuer’s shareholder approval, or (ii) SPB Hospitality elects to terminate the Merger Agreement as a result of a recommendation withdrawal by the Board or the Issuer’s entry into an alternative agreement, the Issuer will be required to pay SPB Hospitality a termination fee of $7,750,000, as further discussed below.

Conditions to the Merger; Covenants of the Parties

The consummation of the Merger is subject to the satisfaction or waiver of various customary conditions set forth in the Merger Agreement, including, but not limited to, (i) the Issuer’s shareholders’ approval of the Merger Agreement, (ii) the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any restraint or law preventing or prohibiting the consummation of the Merger, (iv) the accuracy of SPB Hospitality’s, Merger Sub’s, and the Issuer’s representations and warranties (subject to certain materiality qualifiers), (v) SPB Hospitality’s, Merger Sub’s and the Issuer’s compliance in all material respects with their respective obligations under the Merger Agreement, (vi) the furnishing of an executed Consent and Exchange Agreement by each holder of Class B Units, and (vi) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement. The Merger is not conditioned upon SPB Hospitality’s receipt of financing.

The Merger Agreement contains customary representations and warranties made by each of the Issuer, Merger Sub and SPB Hospitality. Each of the parties have also made customary covenants in the Merger Agreement, including, in addition to those related to the restrictions on solicitation discussed above, covenants to (a) prepare and file with the Securities and Exchange Commission (the “SEC”), as soon as practicable following the date of the Merger Agreement (and in any event no later than 45 days following the date of the Merger Agreement), the form of proxy statement that will be provided to the Issuer shareholders in connection with the solicitation of proxies for a special meeting of the Issuer shareholders; (b) make all appropriate filings, by SPB Hospitality and the Issuer, as applicable, under the HSR Act; and (c) cooperate with each other and use their respective reasonable best efforts to obtain the consents, approvals and authorizations that are necessary to consummate the Merger.

The Issuer has additionally agreed, subject to certain exceptions, to conduct its business in the ordinary course consistent with past practice between the execution of the Merger Agreement and the completion of the Merger and not to take certain actions during such period without the prior consent of SPB Hospitality. In connection with the completion of the Merger, an affiliate of DBSO will acquire certain of the Issuer’s and its subsidiaries’ owned real property after the Effective Time.

Termination; Termination Fee; Expense Reimbursement

The Merger Agreement contains customary termination rights for each of the Issuer and SPB Hospitality. The parties may terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time. In addition, either the Issuer or SPB Hospitality may terminate the Merger Agreement (i) if the Merger has not closed on or before 5:00 p.m. New York city time on December 31, 2021, so long as that party’s failure to fulfill any material obligation under the Merger Agreement did not result in the delay in closing; (ii) upon the issuance by a governmental authority of a final, non-appealable order, decree, ruling or other action, or the presence of any law, in each case that would prevent or prohibit consummation of the Merger; or (iii) if the Issuer does not obtain the requisite shareholder approvals for the transaction (described in further detail below). Each of the Issuer and SPB Hospitality has unilateral termination rights in the event of a breach by the other party of a representation, warranty or covenant that causes a failure in the closing conditions (which cannot be cured or is not cured by the earlier of December 31, 2021 or 30 days following receipt of notice of such breach). Additionally, in connection with the Issuer’s exercise of its “fiduciary out,” (i) the Issuer may terminate the Merger Agreement to enter into a superior transaction prior to the Issuer’s receipt of shareholder approval for the transaction, subject to the payment of a termination fee (described in further detail below) and (ii) SPB Hospitality may terminate the Merger Agreement as a result of a recommendation withdrawal by the Board or the Issuer’s entry into an alternative acquisition agreement.

The Issuer will be required to pay a termination fee of $7,750,000 in connection with a termination of the Merger Agreement under any of the following circumstances: (i) the Issuer terminates the Merger Agreement and enters into an agreement for a superior transaction prior to the Issuer’s receipt of shareholder approval; (ii) SPB Hospitality terminates the Merger Agreement following a recommendation withdrawal by the Board or the Issuer’s entry into an alternative acquisition agreement; or (iii) (A) an alternative proposal is publicly announced or is otherwise communicated to the Board and, in the event of termination for failure to obtain the required Company shareholder approvals, not withdrawn prior to the Issuer shareholders meeting, and (B) thereafter the Merger Agreement is terminated by (1) SPB Hospitality for a breach of a representation, warranty or covenant by the Issuer, or (2) either party for failure to obtain the required Company shareholder approvals (described below), and (C) within 12 months of such termination, the Issuer enters into a definitive agreement with respect to or consummates an alternative acquisition.

SPB Hospitality will be required to pay a termination fee of $10,000,000 if the Issuer terminates the Merger Agreement where SPB Hospitality or Merger Sub fail to consummate the Merger after all conditions have been met and the Issuer gives notice to SPB Hospitality of its intent to consummate the Merger.

Voting Agreements

In connection with the execution of the Merger Agreement, certain of the Issuer’s officers and directors, consisting of Douglas K. Ammerman, Carl J. Grassi, Timothy T. Janszen, Ronald B. Maggard, Sr., Raymond R. Quirk, Lonnie J. Stout II, Mark A. Parkey, J. Michael Moore, Jessica L. Hagler and Jason S. Parks, and Newport Global Opportunities Fund I-A LP and Ancora Holdings, Inc. (such persons and entities, the “Supporting Shareholders”), entered into voting agreements (the “Voting Agreements”) with SPB Hospitality and Merger Sub pursuant to which they agreed, among other things, to vote (and provided an irrevocable proxy to SPB Hospitality to vote) their respective shares of Issuer Common Stock (including any Issuer Common Stock that such shareholders may receive as a result of exercising the Issuer Options or converting the Class B Units) in favor of the Merger. The Voting Agreements also contain certain restrictions on the ability of the Supporting Shareholders to transfer their respective shares of Issuer Common Stock. The Voting Agreements do not limit or restrict the shareholders party thereto solely in their capacities as directors or officers of the Issuer from acting in such capacities.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Summary Disclaimer

The foregoing description of the Merger Agreement and the Voting Agreements does not purport to be and is not complete and is subject to and qualified in its entirety by reference to the full text of the Merger Agreement and the Voting Agreements, copies of which are attached hereto as Exhibits 1 through 4 and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Persons do not own any shares of Issuer Common Stock. As a result of the Voting Agreements, however, the Reporting Persons may be deemed to have shared voting power or shared dispositive power with respect to up to an aggregate of 3,405,716 shares of Issuer Common Stock beneficially owned by the Supporting Shareholders as of July 2, 2021. The aggregate number of shares of Issuer Common Stock covered by the Voting Agreements as of the date hereof represents approximately 22.6% of the shares of Issuer Common Stock outstanding based on the 15,090,077 shares of Issuer Common Stock outstanding as of July 2, 2021 (as represented in the Merger Agreement).

Certain of the Supporting Shareholders hold Issuer Options that could be exercised by such Supporting Shareholders within sixty days. If all such Issuer Options were exercised, the applicable Supporting Shareholders would be entitled to receive an additional 1,427,250 shares of Issuer Common Stock that would be subject to the Voting Agreements. In addition, certain of the Supporting Shareholders hold Class B Units that may be exchanged for Issuer Common Stock or cash, at the Issuer’s option, within sixty days. If all such Class B Units were exchanged, and the Issuer chose to issue shares of Issuer Common Stock to effect such exchange, the applicable Supporting Shareholders would have the right to receive an additional 116,860 shares of Issuer Common Stock (assuming, for purposes of this Schedule 13D, that the VWAP Price (as defined in the Operating Agreement) is equal to the Merger Consideration) that would be subject to the Voting Agreements. None of the Reporting Persons has any ability to control whether or not any of the Issuer Options are exercised or any of the Class B Units are exchanged by the applicable Supporting Shareholders. If all such Issuer Options were exercised and all such Class B Units were exchanged for shares of Issuer Common Stock, then, as a result of the Voting Agreements, the Reporting Persons could be deemed to have shared voting power or shared dispositive power with respect to up to an aggregate of 4,949,826 shares of Issuer Common Stock, representing approximately 29.8% of the shares of Issuer Common Stock outstanding on a fully-diluted basis.

Except as described above, to the Reporting Persons’ knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Annex A hereto.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer with respect to any shares of Issuer Common Stock and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Issuer Common Stock other than the power provided pursuant to the Voting Agreements. The Reporting Persons are filing this Schedule 13D solely to the extent it may be required by federal securities laws in connection with the Supporting Shareholders’ obligations under the Voting Agreements, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities of the Issuer (including, without limitation, the shares of Issuer Common Stock owned by the Supporting Shareholders) for purposes of Section 13(d), Section 13(g) or Section 16 of the Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Annex A hereto, during the past sixty days.

(d) To the knowledge of the Reporting Persons, no other persons other than the Supporting Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock or other securities of the Issuer subject to the Voting Agreements.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Annex A hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of July 2, 2021, by and among J. Alexander’s Holdings, Inc., SPB Hospitality LLC, and Titan Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by J. Alexander’s Holdings, Inc., on July 6, 2021 (File No. 001-37473)).

2	Voting Agreement, dated as of July 2, 2021, by and among SPB Hospitality LLC, Titan Merger Sub, Inc., and Douglas K. Ammerman, Carl J. Grassi, Timothy T. Janszen, Ronald B. Maggard, Sr., Raymond R. Quirk, Lonnie J. Stout II, Mark A. Parkey, J. Michael Moore, Jessica L. Hagler and Jason S. Parks.

3	Voting Agreement, dated as of July 2, 2021, by and among SPB Hospitality LLC, Titan Merger Sub, Inc., and Newport Global Opportunities Fund I-A LP.

4	Voting Agreement, dated as of July 2, 2021, by and among SPB Hospitality LLC, Titan Merger Sub, Inc., and Ancora Holdings, Inc.

5	Joint Filing Agreement, dated July 12, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By: Drawbridge Special Opportunities GP LLC, its general partner

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

Dated: July 12, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

Dated: July 12, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

Dated: July 12, 2021	FIG LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary & General Counsel

Dated: July 12, 2021	FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: General Counsel

Dated: July 12, 2021	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary & General Counsel

Dated: July 12, 2021	FIG CORP.

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary & General Counsel

Dated: July 12, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary & General Counsel

Dated: July 12, 2021	DBFLF CFTWE HOLDINGS L.P.

By: DBFLF CFTWE GP LLC, its general partner

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

Dated: July 12, 2021	DBFLF CFTWE GP LLC

	By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

Dated: July 12, 2021	SPB HOSPITALITY LLC

	By:	/s/ Morgan J. McClure
Name: Morgan J. McClure
Title: President

Dated: July 12, 2021	SPB TITAN HOLDINGS, LLC

	By:	/s/ Morgan J. McClure
Name: Morgan J. McClure
Title: President

Dated: July 12, 2021	TITAN MERGER SUB, INC.

	By:	/s/ Morgan J. McClure
Name: Morgan J. McClure
Title: President

Annex A

Drawbridge Special Opportunities Fund LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Drawbridge Special Opportunities GP LLC	General Partner of Drawbridge Special Opportunities Fund LP

Drawbridge Special Opportunities Advisors LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG LLC	Parent of Drawbridge Special Opportunities Advisors LLC

Drawbridge Special Opportunities GP LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Fortress Principal Investment Holdings IV LLC	Managing Member of Drawbridge Special Opportunities GP LLC

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Fortress Principal Investment Holdings IV LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Fortress Operating Entity I LP	Sole owner of Fortress Principal Investment Holdings IV LLC

Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone	Principal and Class A Director
George W. Wellde Jr.	Class A Director
Michael G. Rantz	Class A Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board and Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

DBFLF CFTWE Holdings L.P.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
DBFLF CFTWE GP LLC	General Partner of DBFLF CFTWE Holdings L.P.

DBFLF CFTWE GP LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
Drawbridge Special Opportunities Fund LP	Majority member of DBFLF CFTWE GP LLC
DBFLF CFTWE UST LLC	Minority member of DBFLF CFTWE GP LLC

SPB Hospitality LLC:

Business Address: 19219 Katy Freeway, Suite 500, Houston, Texas 77094.

Name:
DBFLF CFTWE Holdings L.P.	Managing Member of SPB Hospitality LLC

SPB Titan Holdings, LLC:

Business Address: 19219 Katy Freeway, Suite 500, Houston, Texas 77094.

Name:
SPB Hospitality LLC	Sole owner of SPB Titan Holdings, LLC

Directors and Officers of Titan Merger Sub, Inc.:

Business Address: 19219 Katy Freeway, Suite 500, Houston, Texas 77094.

Name:	Principal Occupation:
James Mazany	Chief Executive Officer of SPB Hospitality LLC
Morgan McClure	Managing Director of Fortress Investment Group LLC
Joshua Pack	Co-Chief Investment Officer, Credit Funds of Fortress Investment Group LLC